June 14, 2021

VIA ELLECTRONIC SUBMISSION TO EDGAR

Kimberly Browning

Senior Counsel

Kenneth Ellington

Staff Accountant

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review and Accounting Office

100 F. Street, N.E.

Washington, DC 20549

Re:

AmericaFirst Quantitative Funds, File Nos. 333-179594, 811-22669

Dear Ms. Browning and Mr. Ellington:

In a telephone conversation on June 9, 2021 Mr. Ellington provided comments regarding the Preliminary Proxy Statement ("Proxy Statement") for the approval of a management agreement with a new investment adviser for each of the funds in AmericaFirst Quantitative Funds (the "Trust" or "Registrant").  In a telephone conversation on June 10, 2021, Ms. Browning also provided comments.  Please find below a summary of your collective comments and the Registrant's responses, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant.  A marked version of the proxy statement is attached to aid in your review.

General

Comment 1.  The staff reminds the Registrant that it and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the SEC staff.

Response.  The Registrant acknowledges comment 1.

Comment 2.  In future preliminary filings, please mark each page with "Preliminary Copies" to indicate these are not definitive proxy statements or related materials.

Response.  The Registrant undertakes to do so.

Comment 3.  Please confirm to the SEC staff that the proposed adviser does not advise other clients or have other businesses.

Response.  The Registrant so confirms.

Shareholder Letter

Comment 4.  In the letter and throughout the proxy statement and related materials, please revise the short cite of Fund to include "… and collectively the "Funds"."

Response.  The Registrant has made the requested revisions.

Comment 5.  In the Shareholder Letter and the Q & A Section, when identifying the proposed adviser, please describe it as newly formed, without prior advisory experience and without a performance track record.

Response.  Upon review, the Registrant notes that the proposed adviser is presently described as recently formed.  The Registrant does not believe further elaboration is called for in the Shareholder Letter and the Q & A Section as these are introductory documents and such detail is provided in the Proxy Statement.

Comment 6.  In the Shareholder Letter and the Q & A Section, please consider including "the Board determined that it was in the best interests of each Fund and its shareholders" when describing conclusions.

Response.  The Registrant has added reference to best interests of each Fund and its shareholders in various locations.

Comment 7.  In the Shareholder Letter, Q & A Section, and throughout the Proxy Statement, when referring to possible operational efficiencies please include additional disclosures stating that there is no guarantee operational efficiencies will be achieved.

Response.  Upon review of the reference to operational efficiency, the Registrant notes that it is presently qualified by "hope to achieve" and therefore is already a qualified statement.

Comment 8.  In the Shareholder Letter, revise the request to vote "FOR" to include a qualifier that the Board recommends shareholders vote "FOR" the proposals.

Response.  The Registrant has made the requested revision.

Comment 9.  In the Shareholder Letter, Q & A Section, and throughout the Proxy Statement, when referring to voting please include additional disclosures stating that each Fund votes separately.

Response.  Upon review, the Registrant notes that voting references presently indicate that each Fund votes separately and the Registrant does not believe it can further clarify such statements.

Q & A Section

Comment 10.  Please include a description of proxy costs to be borne by the Funds in the Q & A section and describe the material terms of any solicitation agreement in the body of the Proxy Statement.

Response.  The Registrant has included a description of estimated proxy costs to be borne by the Funds and has describe the material terms of any solicitation agreement.

Comment 11.  Please include a separate Q & A stating that the current adviser is considering leaving the investment management business.

Response.  Upon review, the Registrant does not believe further elaboration is called for in the Q & A Section as this is introductory document and that such a reference to the current adviser might tend to give an undue alarmist tone to the Q & A Section.

Comment 12.  Under the Q & A addressing "management and operations of the Funds,"

(a) please include disclosure stating that there will be no change to risks and investment policies; and (b) add references to fine tuning investment strategy under the proposed adviser.

Response.  The Registrant has made the requested revision.

Comment 13.  Under the Q & A addressing "any material differences between the Current Management Agreement and the New Management Agreement," please state that the advisory fees are identical and list them.

Response.  Upon review of the present disclosures, the Registrant believes that present disclosures convey this message.

Comment 14.  Under the Q & A addressing "affect the expenses of the Funds"

(a) please include a reference to gross and net expenses and use Form N-1A descriptors when describing operating expenses such as "Total Annual Fund Operating Expenses" and "Total Annual Fund Operating Expenses After Fee Waiver and Reimbursement."  Additionally, describe the length of the waiver and alert shareholders that fees will be higher if fee waivers are not continued.

(b) Describe when a payment will be made by the proposed adviser to the current adviser.

(c) Explain supplementally, why such a payment is not a contract assignment that would terminate the current advisory agreement under Section 2(a)(4) of the Investment Company Act of 1940.

Response.

(a) The Registrant has made the requested revision.

(b) Upon review, the Registrant notes that this information is presently disclosed.

(c) The Registrant notes that because of the timing of the transition from the current adviser to the proposed adviser, there would be no contract assignment.  Specifically, if shareholders approve the proposed adviser, the Funds and the proposed adviser will execute a new management agreement on or shortly after approval.  The current adviser will resign with effect at the close of business on the day before the new management agreement is effective.  Based on this sequence of events the Registrant does not believe an assignment takes place.

Comment 15.  When describing advisory fees under the Q & A section and the proxy statement, please add disclosure noting the current and proposed fees are the same and list the fees to the extent it would be helpful to shareholders.

Response.  Upon review, the Registrant does not believe further elaboration is called for in the Q & A Section as this is introductory document and that such detail might tend to diminish the introductory nature of the Q & A Section and such detail is provided in the Proxy Statement.

Comment 16.  Under the Q & A addressing "how do I vote," please delete references to "as applicable."

Response.  The Registrant has made the requested revision.

Comment 17.  Under the Q & A addressing "when should I vote," please include the meeting date and time.

Response.  The Registrant has made the requested revision.

Comment 18.  Please consider a separate Q & A addressing revocation rights.

Response.  Upon review, the Registrant notes that revocation of a vote tends to be a very rare event, and does not believe further elaboration is called for in the Q & A Section as this is an introductory document and that such detail might tend to diminish the introductory nature of the Q & A Section and such detail is provided in the Proxy Statement.

Comment 19.  Under the section entitled NOTICE, please consider adding a statement to the effect that current advisory fees and proposed advisory fees are the same following the statement that "No advisory fee increase is proposed."

Response.  Upon review of the present disclosures, the Registrant believes that present disclosures convey this message.

Comment 20.  The Q & A disclosures note that the Board considered the investment performance of the funds, as managed by Rick Gonsalves, in reaching a conclusion that the proposed advisory agreement should be approved.  However, the Board deliberations also note that performance was somewhat or significantly below expectations.  Please enhance disclosures related to the reasons for a lack of strategy change and include a summary of this in the Q & A Section.

Response.  The Registrant has enhanced performance-related Q & A disclosures.  However, upon review of the other performance-related disclosures, the Registrant does not believe it can further elaborate on the Trustees' deliberations as they presently describe the scope of the Trustees' deliberations.

Proxy Statement

Comment 21.  Please include Item 22(c)(6) disclosure describing "… briefly and state the approximate amount of, where practicable, any material interest, direct or indirect, of any director of the Fund in any material transactions since the beginning of the most recently completed fiscal year, or in any material proposed transactions, to which the investment adviser of the Fund, any Parent or Subsidiary of the investment adviser (other than another Fund), or any Subsidiary of the Parent of such entities was or is to be a party" or supplementally represent that there were none.

Response.  The Registrant represents that there were none.

Comment 22.  Please include Item 22(c)(8) disclosures describing "… the nature of the action to be taken on the investment advisory contract and the reasons therefor, the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.

Response.  The Registrant notes that such disclosures are presently included.

Comment 23.  Please include Item 22(c)(3) disclosures describing "… the names and addresses of all Parents of the investment adviser and show the basis of control of the investment adviser and each Parent by its immediate Parent."

Response.  The Registrant notes that such disclosures are presently included.

Comment 24.  Please include Item 22(c)(1)(i) describing "…the date of the contract and the date on which it was last submitted to a vote of security holders of the Fund, including the purpose of such submission."

Response.  The Registrant notes that there is no disclosure to be made on this topic.

Comment 25.  Please include Item 22(c)(1) disclosure relating to (v) Describe any action taken with respect to the investment advisory contract since the beginning of the Fund's last fiscal year by the board of directors of the Fund (unless described in response to paragraph (c)(1)(vi)) of this Item 22); and

(vi) If an investment advisory contract was terminated or not renewed for any reason, state the date of such termination or non-renewal, identify the parties involved, and describe the circumstances of such termination or non-renewal.

Response.  The Registrant notes that Item 22(c)(1)(v) disclosure is presently included and that there is no information to be reported under Item 22(c)(1)(vi).

Comment 26.  Please include Item 22(c)(2) describing "… the name, address and principal occupation of the principal executive officer and each director or general partner of the investment adviser."

Response.  The Registrant notes that such disclosures are presently included.

Comment 27.  Please include the representations contemplated under Section 15(f) of the Investment Company Act of 1940.

Response.  The Registrant notes that the circumstances of the proposed new advisory agreement do not meet the conditions of Section 15(f) of the Investment Company Act of 1940, and therefore the Registrant cannot make the representations contemplated.

Comment 28.  The SEC staff notes that the current adviser was in a precarious financial condition such that it had to borrow from an affiliate of the Trust's transfer agent in order to make expense limitation agreement related payments.  Therefore, please enhance the disclosures related to the financial strength of the proposed adviser as it may affect its ability to perform its obligations under the proposed management agreement and proposed expense limitation agreement considering it is recently formed and has no income statement.  Also, include material factors considered by the Board in reaching the conclusion that the proposed adviser has sufficient financial resources.

Response.  The Registrant has enhanced disclosures related to the Trustees' deliberations in reaching the conclusion that the proposed adviser has sufficient financial resources.

Comment 29.  When describing the primary reasons for the Board's conclusions, please enhance disclosures in reasonable detail to describe the Board's reasoning when considering the history, reputation, and resources of the proposed investment adviser considering that the proposed adviser is recently formed and has no performance history to evaluate.

Response.  The Registrant has enhanced disclosures related to the Trustees' evaluation of the history, reputation, resources, and performance of the proposed adviser.

Comment 30.  Please include page numbers in the Proxy Statement and related documents.

Response.  The Registrant undertakes to include page numbers and notes that on occasion the process of submitting a document to EDGAR strips out page numbers.

Comment 31.  Please review references to plural and singular in the Proxy Statement and related documents to assure consistency.

Response.  The Registrant has reviewed references to plural and singular and made corrective edits when appropriate.

Comment 32.  Consider omitting one of the tables that describe advisory fees as they are identical for the current and proposed adviser.

Response.  The Registrant has reviewed such and believes they are more informative as is.

Comment 33.  When describing the proposed expense limitation agreement, alert shareholders that fees will be higher if it not continued after its expiration.

Response.  The Registrant has made the requested revision.

Comment 34.  Please confirm supplementally, that amounts recoupable under the expense limitation agreement with the current adviser will not carry over to the new adviser.

Response.  The Registrant so confirms.

Comment 35.  The disclosures describing Trustee deliberations, do not address what considerations and determinations the Trustees made with respect to the payment to be made by the proposed adviser to the current adviser if shareholders approve the proposed advisory agreement.  Please include such considerations and determinations.

Response.  The Registrant notes that while the Trustees were aware of the proposed payment, they did not consider it a determinative factor and did not give it weight in their deliberations, and, therefore, is not addressed in present disclosures.

Comment 36.  The disclosures describing Trustee deliberations on the nature, extent and quality of services do not describe materials presented by parties other than the proposed adviser.

(a) If there were none, describe why.

(b) What other potential advisers where considered.

(c) If none, explain supplementally why.

Response.

(a) The Registrant notes that present disclosures refer to assistance of counsel.  However, there were no other sources called upon.

(b) The Registrant notes that no other advisers were considered.

(c) The Registrant notes that the Trustees were addressing the matter before them, i.e. the proposed adviser.  The Registrant notes that under some circumstances it might make a request for proposals for new advisers, but that it does not believe there is a present need to do so as it is satisfied with the current adviser and favorably disposed to the proposed adviser.

Comment 37.  Please confirm that no Item 22(c)(7) disclosures describing any financial condition of the [proposed] investment adviser that is reasonably likely to impair the financial ability of the adviser to fulfill its commitment to the fund under the proposed investment advisory contract are required.

Response.  The Registrant so confirms.

Comment 38.  The disclosures describing the Trustee deliberations on fees and expenses do not describe gross expenses.  Please include such deliberations.

Response.  The Registrant notes that while the Trustees were aware of gross expenses, because the proposed expense limitation agreement runs for the same initial two year period as the proposed management agreement there focus was on net expenses, and, therefore gross expenses are not discussed.

Comment 39.  The disclosures describing the Trustee deliberations on economies of scale, please revise disclosures to more clearly state that no economies of scale are achievable at the Funds' current or somewhat higher asset sizes.

Response.  The Registrant has made the requested revision.

Comment 40.  Please disclose the parent entity of the proposed adviser.  If the parent is an investment adviser so state.

Response.  The Registrant notes that the parent entity is presently disclosed.  The parent entity is not an investment adviser.

Comment 41.  In the Trustee deliberations section, please disclose any adverse considerations.

Response.  The Registrant notes that certain deliberations temper the favorable evaluation of the proposed adviser, such as lack of experience, and that there are no further adverse considerations beyond those presently disclosed.

Comment 42.  Under the heading "THE PROXY," describe the date and time of the meeting when referring to a proxy vote being received in time.

Response.  The Registrant has made the requested revision.

Comment 43.  Under the heading "THE PROXY," when referring to "…other matter[s] that may come before the Meeting that the Trust did not have notice of a reasonable time prior to the mailing of this Proxy Statement…" please give an example, such as an at-meeting proposal by a shareholder.

Response.  The Registrant has included the example.

Comment 44.  When describing revoking a proxy, please include the address to which a shareholder would send such revocation and consider using a two-paragraph presentation.

Response.  The Registrant believes disclosures are satisfactory in their present format.

Comment 45.  How will the Registrant transmit the record date number of shares outstanding to the SEC staff prior to filing the definitive proxy statement.

Response.  The Registrant will not have the record date number of shares outstanding until the close of business on June 15, 2021.  The Registrant understands that this bit of information is not considered controversial and typically included in the definitive proxy statement, even if not previously submitted to the SEC staff.

Comment 46.  When describing a majority vote, please consider using a one-paragraph presentation.

Response.  The Registrant believes disclosures are satisfactory in their present format.

Comment 47.  When describing proxy costs, please include updated costs estimates and describe the material terms of any proxy solicitation agreement.

Response.  The Registrant has made the requested revisions.

Comment 48.  In the proxy and proxy card, please simplify disclosures related to voting when no instructions are given and present the proxy card in a more logical position relative to the signature section.

Response.  The Registrant has made the requested revisions.

If you have any further questions or additional comments, please contact Parker Bridgeport at 614-469-3228.

Very truly yours,

Parker Bridgeport

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